UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 19, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia Corporation Interim Report for Q3 2023

•	Enclosures: Interim Report for Q3 2023 (PDF)

STOCK EXCHANGE RELEASE 19 October 2023

Nokia Corporation

Interim Report

19 October 2023 at 08:00 EEST

Nokia Corporation Interim Report for Q3 2023

Outlook maintained despite weak operator spending weighing on Q3

•	Q3 net sales declined 15% y-o-y in constant currency (-20% reported) as macroeconomic uncertainty and higher interest rates continue to pressure operator spending.

•	Enterprise net sales grew 5% y-o-y in constant currency (flat reported).

•	Comparable gross margin declined 120bps y-o-y to 39.2% (reported declined 140bps to 38.7%) due mainly to regional mix in Mobile Networks. Sequentially Mobile Networks gross margin improved 140bps due to favorable regional mix.

•	Comparable operating margin declined y-o-y by 200bps to 8.5% (reported declined 350bps to 4.8%) , demonstrating the resilience of our profitability relative to the net sales decline.

•	Comparable diluted EPS of EUR 0.05; reported diluted EPS of EUR 0.02.

•	Free cash flow negative EUR 0.4bn, net cash balance EUR 3.0bn, working capital headwinds expected to ease starting Q4.

•	Announces acceleration in strategy execution giving increased operational autonomy to business groups. Operating model change to embed sales teams into business groups. Target EUR 800 to 1 200 million gross cost savings by 2026.

•	Nokia continues to expect full year 2023 net sales in the range of EUR 23.2 to 24.6 billion with a comparable operating margin in the range of 11.5% to 13.0% assuming closure of outstanding deals in Nokia Technologies.

This is a summary of the Nokia Corporation Q3 and January-September 2023 Interim Report published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q3 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q3 2023 RESULTS

Our third quarter performance demonstrated resilience in our operating margin despite the impact of the weaker environment on our net sales. In the last three years we have invested heavily to strengthen our technology leadership across the business giving us a firm foundation to weather this period of market weakness.

STOCK EXCHANGE RELEASE 19 October 2023

We continue to believe in the mid to long term attractiveness of our markets. Cloud Computing and AI revolutions will not materialize without significant investments in networks that have vastly improved capabilities. However, given the uncertain timing of the market recovery, we are now taking decisive action on three levels: strategic, operational and cost. I believe these actions will make us stronger and deliver significant value for our shareholders.

First, we are accelerating our strategy execution by giving business groups more operational autonomy. Second, we are streamlining our operating model by embedding sales teams into the business groups and third, we are resetting our cost-base to protect profitability. We target between EUR 800 million and EUR 1 200 million in cost savings by 2026. These actions keep us on track to deliver our long-term target comparable operating margin of at least 14% by 2026.

In the third quarter we saw an increased impact on our business from the macroeconomic challenges that are pressuring operator spending, resulting in a 15% net sales decline in constant currency compared to the prior year. Network Infrastructure declined 14% due to weaker spending impacting IP Networks while Fixed Networks was impacted by the same challenge combined with customer inventory digestion. In Mobile Networks net sales declined 19% as we saw some moderation in the pace of 5G deployment in India which meant the growth there was no longer enough to offset the slowdown in North America. Cloud and Network Services proved more robust in the quarter with a 2% decline and continued to benefit from strong growth in the Enterprise Solutions business.

Considering the net sales decline, our comparable operating margin of 8.5% proved resilient due to our continued cost discipline and some additional other operating income in the quarter. Positively we saw a sequential improvement in our Mobile Networks gross margin as regional mix is starting to become more favorable along with continued improvements on product cost.

In Nokia Technologies we remain confident the business group will return to a net sales annual run-rate of EUR 1.4-1.5 billion as we work through the smartphone license renewal cycle and continue to grow in new areas.

We had a number of important product launches in the quarter as we continue to invest for technology leadership. In IP Networks, we announced our new FPcx routing silicon which helps us to extend the high-performance capabilities of our IP Networking silicon further across the network to provide a broader range of applications to customers. In Cloud and Network Services we launched our organically developed Network as Code platform enabling developers and service providers to accelerate the use and monetization of 5G and 4G assets through network APIs. We have significant interest from operators globally and we have already signed four agreements.

Looking forward, while our third quarter net sales were impacted by the ongoing uncertainty, we expect to see a more normal seasonal improvement in our network businesses in the fourth quarter. Based on this and assuming we resolve the outstanding renewals impacting Nokia Technologies, we are tracking towards the lower end of our net sales range for 2023 and towards the mid-point of our comparable operating margin range.

STOCK EXCHANGE RELEASE 19 October 2023

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3'23	Q3'22	YoY change		Constant currency YoY change	Q1- Q3'23	Q1- Q3'22	YoY change		Constant currency YoY change
Reported results
Net sales	4 982	6 241	(20)%		(15)%	16 551	17 462	(5)%		(3)%
Gross margin %	38.7%	40.1%	(140	)bps		38.1%	40.3%	(220	)bps
Research and development expenses	(1 081)	(1 165)	(7)%			(3 235)	(3 328)	(3)%
Selling, general and administrative expenses	(710)	(771)	(8)%			(2 142)	(2 174)	(1)%
Operating profit	241	518	(53)%			1 141	1 436	(21)%
Operating margin %	4.8%	8.3%	(350	)bps		6.9%	8.2%	(130	)bps
Profit for the period	133	428	(69)%			711	1 107	(36)%
EPS, diluted	0.02	0.08	(75)%			0.13	0.19	(32)%
Net cash and interest-bearing financial investments	2 960	4 655	(36)%			2 960	4 655	(36)%
Comparable results
Net sales	4 982	6 241	(20)%		(15)%	16 551	17 462	(5)%		(3)%
Gross margin %	39.2%	40.4%	(120	)bps		38.5%	40.6%	(210	)bps
Research and development expenses	(1 037)	(1 139)	(9)%			(3 156)	(3 261)	(3)%
Selling, general and administrative expenses	(605)	(674)	(10)%			(1 864)	(1 878)	(1)%
Operating profit	424	658	(36)%			1 529	1 955	(22)%
Operating margin %	8.5%	10.5%	(200	)bps		9.2%	11.2%	(200	)bps
Profit for the period	299	551	(46)%			1 055	1 552	(32)%
EPS, diluted	0.05	0.10	(50)%			0.19	0.27	(30)%
ROIC[1]	12.0%	17.5%	(550	)bps		12.0%	17.5%	(550	)bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to the Performance measures section in Nokia Corporation Q3 and January-September 2023 Interim Report for details.

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q3'23	Q3'22	Q3'23	Q3'22	Q3'23	Q3'22	Q3'23	Q3'22	Q3'23	Q3'22
Net sales	1 807	2 211	2 157	2 851	742	801	258	305	22	84
YoY change	(18)%		(24)%		(7)%		(15)%		(74)%
Constant currency YoY change	(14)%		(19)%		(2)%		(14)%		(74)%
Gross margin %	36.3%	35.6%	34.8%	39.4%	39.1%	39.0%	100.0%	99.7%	0.0%	(4.8)%
Operating profit/(loss)	171	228	99	278	36	16	181	207	(62)	(70)
Operating margin %	9.5%	10.3%	4.6%	9.8%	4.9%	2.0%	70.2%	67.9%	(281.8)%	(83.3)%

STOCK EXCHANGE RELEASE 19 October 2023

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 4 April 2023, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.12 per share to be paid in respect of financial year 2022. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

On 19 October 2023, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is on 24 October 2023 and the dividend will be paid on 2 November 2023. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.03 per share.

Share buyback program

In February 2022, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The second EUR 300 million phase of the share buyback program started in January 2023 and it will end at the latest by 21 December 2023. Under this phase, Nokia had by 30 September 2023 repurchased 65 298 823 of its own shares at an average price per share of approximately EUR 3.95.

OUTLOOK

Full Year 2023
Net sales[1]	EUR 23.2 billion to EUR 24.6 billion (-4% to +2% growth in constant currency)
Comparable operating margin[2]	11.5 to 13.0%
Free cash flow[2]	20 to 50% conversion from comparable operating profit

1Assuming the rate 1 EUR = 1.06 USD as of 30 September 2023 continues for the remainder of 2023 along with actual year-to-date foreign exchange rates (adjusted from prior 1.09 USD rate as of 30 June 2023).

2 Please refer to Performance measures section in Nokia Corporation Q3 and January-September 2023 Interim for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook. The comments for relative growth by business group are provided to give a reference on how we expect each to perform relative to the overall group.

	2023 total addressable market		Nokia business group assumptions
	Size (EUR bn)[1]	Constant currency growth	Net sales growth	Operating margin
Network Infrastructure[2]	43 (update)	-1% (update)	Below group	12.0 to 14.0%
Mobile Networks[3]	44 (update)	-9% (update)	In-line to faster than group (update)	6.0 to 8.0%
Cloud and Network Services	27	2% (update)	Faster than group	6.0 to 8.0%

1 Total addressable market forecasts assume the rate 1 EUR = 1.06 USD as of 30 September 2023 continues for the remainder of 2023 along with actual year-to-date foreign exchange rates. The addressable market is excluding Russia and Belarus.

2 Excluding Submarine Networks.

3 Excluding China.

STOCK EXCHANGE RELEASE 19 October 2023

Nokia provides the following approximate outlook assumptions for additional items concerning 2023:

	Full year 2023	Comment
Nokia Technologies operating profit	Largely stable

Assuming closure of outstanding litigation / renewal discussions we expect largely stable operating profit in Nokia Technologies in 2023.

Nokia currently assumes free cash flow will be meaningfully greater than operating profit in Nokia Technologies.

Group Common and Other operating profit	Negative EUR 400 million	This includes central function costs which are expected to be largely stable at below EUR 200 million and an increase in investment in long-term research now above EUR 100 million. This line also accounts for Radio Frequency Systems (RFS) and could be impacted by any positive or negative revaluations in Nokia's venture funds in 2023.
Comparable financial income and expenses	Negative EUR 100 to EUR 150 million (update)	Reflecting year-to-date results and the impact of higher interest expenses and foreign exchange rate volatility.
Comparable income tax rate	~25%	Following the re-recognition of deferred tax assets at the end of 2022 we now provide an assumption based on a % tax rate instead of an absolute amount.
Cash outflows related to income taxes	EUR 700 million	Cash outflows related to income taxes are expected to increase due to mandatory capitalization of R&D costs under U.S. tax laws as well as evolving regional mix.
Capital Expenditures	EUR 700 million

LONG-TERM TARGETS

Nokia's long-term targets remain unchanged from those introduced with its Q4 2021 financial results. The targets had an associated timeline of 3-5 years which remains unchanged and implies by 2024-2026. These targets remain intended to show Nokia's ambition to deliver continuous improvement in the business over the time period.

Net sales	Grow faster than the market
Comparable operating margin[1]	≥ 14%
Free cash flow[1]	55 to 85% conversion from comparable operating profit

1 Please refer to Performance measures section in Nokia Corporation Q3 and January-September 2023 Interim Report for a full explanation of how these terms are defined.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;

•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	Disturbance in the global supply chain;

•	Accelerating inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;

STOCK EXCHANGE RELEASE 19 October 2023

•	Potential economic impact and disruption of global pandemics;

•	War or other geopolitical conflicts, disruptions and potential costs thereof;

•	Other macroeconomic, industry and competitive developments;

•	Timing and value of new, renewed and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;

•	The outcomes of on-going and potential disputes and litigation;

•	Timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;

•	Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet;

•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

STOCK EXCHANGE RELEASE 19 October 2023

ANALYST WEBCAST

•	Nokia's webcast will begin on 19 October 2023 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.

•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.

•	A link to the webcast will be available at www.nokia.com/financials.

•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR

•	Nokia plans to publish its fourth quarter and full year 2023 results on 25 January 2024.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

Interim Report for Q3 2023

Outlook maintained despite weak operator spending weighing on Q3

- Q3 net sales declined 15% y-o-y in constant currency (-20% reported) as macroeconomic uncertainty and higher interest rates continue to pressure operator spending.
- Enterprise net sales grew 5% y-o-y in constant currency (flat reported).
- Comparable gross margin declined 120bps y-o-y to 39.2% (reported declined 140bps to 38.7%) due mainly to regional mix in Mobile Networks. Sequentially Mobile Networks gross margin improved 140bps due to favorable regional mix.
- Comparable operating margin declined y-o-y by 200bps to 8.5% (reported declined 350bps to 4.8%), demonstrating the resilience of our profitability relative to the net sales decline.
- Comparable diluted EPS of EUR 0.05; reported diluted EPS of EUR 0.02.
- Free cash flow negative EUR 0.4bn, net cash balance EUR 3.0bn, working capital headwinds expected to ease starting Q4.
- Announces acceleration in strategy execution giving increased operational autonomy to business groups. Operating model change to embed sales teams into business groups. Target EUR 800 to 1 200 million gross cost savings by 2026.
- Nokia continues to expect full year 2023 net sales in the range of EUR 23.2 to 24.6 billion with a comparable operating margin in the range of 11.5% to 13.0% assuming closure of outstanding deals in Nokia Technologies.

EUR million (except for EPS in EUR)	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Reported results								
Net sales	**4 982**	6 241	(20)%	(15)%	**16 551**	17 462	(5)%	(3)%
Gross margin %	**38.7%**	40.1%	(140)bps		**38.1%**	40.3%	(220)bps	
Research and development expenses	**(1 081)**	(1 165)	(7)%		**(3 235)**	(3 328)	(3)%	
Selling, general and administrative expenses	**(710)**	(771)	(8)%		**(2 142)**	(2 174)	(1)%	
Operating profit	**241**	518	(53)%		**1 141**	1 436	(21)%	
Operating margin %	**4.8%**	8.3%	(350)bps		**6.9%**	8.2%	(130)bps	
Profit for the period	**133**	428	(69)%		**711**	1 107	(36)%	
EPS, diluted	**0.02**	0.08	(75)%		**0.13**	0.19	(32)%	
Net cash and interest-bearing financial investments	**2 960**	4 655	(36)%		**2 960**	4 655	(36)%	
Comparable results								
Net sales	**4 982**	6 241	(20)%	(15)%	**16 551**	17 462	(5)%	(3)%
Gross margin %	**39.2%**	40.4%	(120)bps		**38.5%**	40.6%	(210)bps	
Research and development expenses	**(1 037)**	(1 139)	(9)%		**(3 156)**	(3 261)	(3)%	
Selling, general and administrative expenses	**(605)**	(674)	(10)%		**(1 864)**	(1 878)	(1)%	
Operating profit	**424**	658	(36)%		**1 529**	1 955	(22)%	
Operating margin %	**8.5%**	10.5%	(200)bps		**9.2%**	11.2%	(200)bps	
Profit for the period	**299**	551	(46)%		**1 055**	1 552	(32)%	
EPS, diluted	**0.05**	0.10	(50)%		**0.19**	0.27	(30)%	
ROIC[1]	**12.0%**	17.5%	(550)bps		**12.0%**	17.5%	(550)bps	

[1] Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to the Performance measures section in this report for details.

EUR million	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
	Q3'23	Q3'22	Q3'23	Q3'22	Q3'23	Q3'22	Q3'23	Q3'22	Q3'23	Q3'22
Net sales	**1 807**	2 211	**2 157**	2 851	**742**	801	**258**	305	**22**	84
YoY change	**(18)%**		**(24)%**		**(7)%**		**(15)%**		**(74)%**	
Constant currency YoY change	**(14)%**		**(19)%**		**(2)%**		**(14)%**		**(74)%**	
Gross margin %	**36.3%**	35.6%	**34.8%**	39.4%	**39.1%**	39.0%	**100.0%**	99.7%	**0.0%**	(4.8)%
Operating profit/(loss)	**171**	228	**99**	278	**36**	16	**181**	207	**(62)**	(70)
Operating margin %	**9.5%**	10.3%	**4.6%**	9.8%	**4.9%**	2.0%	**70.2%**	67.9%	**(281.8)%**	(83.3)%

19 October 2023 1

Our third quarter performance demonstrated resilience in our operating margin despite the impact of the weaker environment on our net sales. In the last three years we have invested heavily to strengthen our technology leadership across the business giving us a firm foundation to weather this period of market weakness. We continue to believe in the mid to long term attractiveness of our markets. Cloud Computing and AI revolutions will not materialize without significant investments in networks that have vastly improved capabilities. However, given the uncertain timing of the market recovery, we are now taking decisive action on three levels: strategic, operational and cost. I believe these actions will make us stronger and deliver significant value for our shareholders. First, we are accelerating our strategy execution by giving business groups more operational autonomy. Second, we are streamlining our operating model by embedding sales teams into the business groups and third, we are resetting our cost-base to protect profitability. We target between EUR 800 million and EUR 1 200 million in cost savings by 2026. These actions keep us on track to deliver our long-term target comparable operating margin of at least 14% by 2026. In the third quarter we saw an increased impact on our business from the macroeconomic challenges that are pressuring operator spending, resulting in a 15% net sales decline in constant currency compared to the prior year. Network Infrastructure declined 14% due to weaker spending impacting IP Networks while Fixed Networks was impacted by the same challenge combined with customer inventory digestion. In Mobile Networks net sales declined 19% as we saw some moderation in the pace of 5G deployment in India which meant the growth there was no longer enough to offset the slowdown in North America. Cloud and Network Services proved more robust in the quarter with a 2% decline and continued to benefit from strong growth in the Enterprise Solutions business. Considering the net sales decline, our comparable operating margin of 8.5% proved resilient due to our continued cost discipline and some additional other operating income in the quarter. Positively we saw a sequential improvement in our Mobile Networks gross margin as regional mix is starting to become more favorable along with continued improvements on product cost. In Nokia Technologies we remain confident the business group will return to a net sales annual run-rate of EUR 1.4-1.5 billion as we work through the smartphone license renewal cycle and continue to grow in new areas. We had a number of important product launches in the quarter as we continue to invest for technology leadership. In IP Networks, we announced our new FPcx routing silicon which helps us to extend the high-performance capabilities of our IP Networking silicon further across the network to provide a broader range of applications to customers. In Cloud and Network Services we launched our organically developed Network as Code platform enabling developers and service providers to accelerate the use and monetization of 5G and 4G assets through network APIs. We have significant interest from operators globally and we have already signed four agreements. Looking forward, while our third quarter net sales were impacted by the ongoing uncertainty, we expect to see a more normal seasonal improvement in our network businesses in the fourth quarter. Based on this and assuming we resolve the outstanding renewals impacting Nokia Technologies, we are tracking towards the lower end of our net sales range for 2023 and towards the mid-point of our comparable operating margin range. Shareholder distribution Dividend Under the authorization by the Annual General Meeting held on 4 April 2023, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.12 per share to be paid in respect of financial year 2022. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. On 19 October 2023, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is on 24 October 2023 and the dividend will be paid on 2 November 2023. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.03 per share. Share buyback program In February 2022, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The second EUR 300 million phase of the share buyback program started in January 2023 and it will end at the latest by 21 December 2023. Under this phase, Nokia had by 30 September 2023 repurchased 65 298 823 of its own shares at an average price per share of approximately EUR 3.95. 19 October 2023 2

NOKIA

Outlook

Full Year 2023

Net sales[1]	EUR 23.2 billion to EUR 24.6 billion (-4% to +2% growth in constant currency)
Comparable operating margin[2]	11.5 to 13.0%
Free cash flow[2]	20 to 50% conversion from comparable operating profit

[1]Assuming the rate 1 EUR = 1.06 USD as of 30 September 2023 continues for the remainder of 2023 along with actual year-to-date foreign exchange rates (adjusted from prior 1.09 USD rate as of 30 June 2023). [2]Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook. The comments for relative growth by business group are provided to give a reference on how we expect each to perform relative to the overall group.

	2023 total addressable market		Nokia business group assumptions	
	Size (EUR bn)[1]	Constant currency growth	Net sales growth	Operating margin
Network Infrastructure[2]	43 (update)	-1% (update)	Below group	12.0 to 14.0%
Mobile Networks[3]	44 (update)	-9% (update)	In-line to faster than group (update)	6.0 to 8.0%
Cloud and Network Services	27	2% (update)	Faster than group	6.0 to 8.0%

[1] Total addressable market forecasts assume the rate 1 EUR = 1.06 USD as of 30 September 2023 continues for the remainder of 2023 along with actual year-to-date foreign exchange rates. The addressable market is excluding Russia and Belarus. [2] Excluding Submarine Networks. [3] Excluding China.

Nokia provides the following approximate outlook assumptions for additional items concerning 2023:

	Full year 2023	Comment
Nokia Technologies operating profit	Largely stable	Assuming closure of outstanding litigation / renewal discussions we expect largely stable operating profit in Nokia Technologies in 2023. Nokia currently assumes free cash flow will be meaningfully greater than operating profit in Nokia Technologies.
Group Common and Other operating profit	Negative EUR 400 million	This includes central function costs which are expected to be largely stable at below EUR 200 million and an increase in investment in long-term research now above EUR 100 million. This line also accounts for Radio Frequency Systems (RFS) and could be impacted by any positive or negative revaluations in Nokia's venture funds in 2023.
Comparable financial income and expenses	Negative EUR 100 to EUR 150 million (update)	Reflecting year-to-date results and the impact of higher interest expenses and foreign exchange rate volatility.
Comparable income tax rate	~25%	Following the re-recognition of deferred tax assets at the end of 2022 we now provide an assumption based on a % tax rate instead of an absolute amount.
Cash outflows related to income taxes	EUR 700 million	Cash outflows related to income taxes are expected to increase due to mandatory capitalization of R&D costs under U.S. tax laws as well as evolving regional mix.
Capital Expenditures	EUR 700 million	

Long-term targets

Nokia's long-term targets remain unchanged from those introduced with its Q4 2021 financial results. The targets had an associated timeline of 3-5 years which remains unchanged and implies by 2024-2026. These targets remain intended to show Nokia's ambition to deliver continuous improvement in the business over the time period.

Net sales	Grow faster than the market
Comparable operating margin[1]	≥ 14%
Free cash flow[1]	55 to 85% conversion from comparable operating profit

[1]Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

19 October 2023 3

Financial Results Q3 2023 compared to Q3 2022 Net sales In Q3 2023, reported net sales decreased 20% and were negatively impacted by foreign exchange rate fluctuations along with the following drivers. On a constant currency basis, Nokia's net sales decreased 15% year-on-year, with declines across all business groups, particularly Mobile Networks and Network Infrastructure. Mobile Networks decreased 19% largely driven by North America, where customers continued to prioritize cash flow and deplete their inventories. Network Infrastructure declined 14% as it continued to experience short-term challenges which are largely related to macroeconomic uncertainty. Nokia Technologies net sales were down 14% while Cloud and Network Services showed resilient performance with net sales decreasing 2%. Gross margin Reported gross margin decreased 140 basis points to 38.7% in Q3 2023 and comparable gross margin decreased 120 basis points to 39.2%. Gross margin performance mainly reflected the negative impact of regional mix in Mobile Networks and lower net sales coverage of fixed costs. Operating profit and margin Reported operating profit in Q3 2023 was EUR 241 million, or 4.8% of net sales, down from 8.3% in the year-ago quarter. Comparable operating profit decreased to EUR 424 million, while comparable operating margin was 8.5%, down from 10.5% in the year-ago quarter. This decline reflected lower gross profit, in addition to operating expenses declining at a slower rate than net sales. Operating expenses were lower mainly due to foreign exchange fluctuations and lower variable pay accruals along with continued cost control which helped to offset the impact of inflation. Additionally, a net positive fluctuation in other operating income and expenses benefited operating profit and was related to hedging and the sale of digital assets. Nokia's venture fund investments generated a benefit of approximately EUR 20 million in both Q3 2023 and Q3 2022. The impact of hedging in Q3 2023 was positive EUR 23 million, compared to a negative impact of EUR 45 million in Q3 2022. In Q3 2023, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets and restructuring and associated charges. In Q3 2022, the difference between reported and comparable operating profit was related to the amortization of acquired intangible assets, the impairment and write-off of assets and restructuring and associated charges. Profit for the period Reported net profit in Q3 2023 was EUR 133 million, compared to EUR 428 million in Q3 2022. Comparable net profit in Q3 2023 was EUR 299 million, compared to EUR 551 million in Q3 2022. The decline in comparable net profit was primarily driven by the lower comparable operating profit and a net negative fluctuation in financial income and expenses, which mainly reflected unfavorable foreign exchange fluctuations. This was somewhat offset by lower income tax expense. Apart from the items impacting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit in Q3 2023 was related to the impairment and write-off of assets and the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. In Q3 2022, the difference between reported and comparable net profit was related to the release of cumulative exchange differences related to the abandonment of a small foreign operation and the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. Earnings per share Reported diluted EPS was EUR 0.02 in Q3 2023, compared to EUR 0.08 in Q3 2022. Comparable diluted EPS was EUR 0.05 in Q3 2023 compared to EUR 0.10 in Q3 2022. Comparable return on Invested Capital (ROIC) Q3 2023 comparable ROIC was 12.0%, compared to 17.5% in Q3 2022. The decrease reflected higher average invested capital for the rolling four quarters, combined with lower operating profit after tax for the rolling four quarters. The higher average invested capital reflected growth in average total equity and a decrease in average total cash and interest-bearing financial investments, partially offset by a decrease in average total interest-bearing liabilities. Cash performance During Q3 2023, net cash decreased EUR 700 million, resulting in an end-of-quarter net cash balance of EUR 3.0 billion. Total cash decreased EUR 734 million sequentially to EUR 7.1 billion. Free cash flow was negative EUR 412 million in Q3 2023. Additional topics Nokia accelerates strategy execution, streamlines operational model and takes actions to protect profitability Separately, Nokia has announced strategic and operational changes to its business and a program to reset its cost base. Nokia is accelerating its strategy execution through providing its four business groups with increased operational autonomy and agility. Actions taken to streamline the operational model will embed the sales and other go-to-market teams into each of the business groups. This will enable the business groups to better seize growth opportunities with our existing and new customers and diversify into enterprise, webscale and government sectors. The change will bring highly empowered teams in front of customers that are able to make quicker decisions based on their needs. The company will also move to a leaner corporate center that will provide strategic oversight and guidelines for instance for financial performance, portfolio development, and compliance. We will continue our strong commitment to long-term research through Nokia Bell Labs. Additionally, to address the challenging market environment, Nokia will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership. Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. The program is expected to lead to a 72 000 to 77 000 employee organization compared to the 86 000 employees Nokia has today. These proposed changes are subject to local consultation requirements with employee representatives and Nokia’s social partners where applicable. 19 October 2023 4

NOKIA

Segment Details

Network Infrastructure

EUR million	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Net sales	**1 807**	2 211	(18)%	*(14)%*	**6 034**	6 338	(5)%	*(3)%*
- IP Networks	**557**	773	(28)%	*(24)%*	**1 956**	2 167	(10)%	*(8)%*
- Optical Networks	**439**	451	(3)%	*4%*	**1 463**	1 251	17%	*20%*
- Fixed Networks	**539**	705	(24)%	*(19)%*	**1 785**	2 088	(15)%	*(13)%*
- Submarine Networks	**273**	283	(4)%	*(5)%*	**829**	831	0%	*0%*
Gross profit	**656**	788	(17)%		**2 246**	2 234	1%	
Gross margin %	**36.3%**	35.6%	70bps		**37.2%**	35.2%	200bps	
Operating profit	**171**	228	(25)%		**775**	670	16%	
Operating margin %	**9.5%**	10.3%	(80)bps		**12.8%**	10.6%	220bps	

Network Infrastructure **net sales** declined 18% on a reported basis and 14% on a constant currency basis in the third quarter. The business is currently experiencing some headwinds which are largely related to a return to more normal lead times, macroeconomic uncertainty as well as customer inventory digestion. While this is impacting visibility, Network Infrastructure continues to develop opportunities to gain market share across the portfolio.

IP Networks net sales declined 24% on a constant currency basis, primarily reflecting weakness in North America CSPs as customers continue to evaluate their spending. There were small declines in other regions with the exception of Middle East and Africa, as well as India.

Optical Networks net sales grew 4% on a constant currency basis showing continued strong momentum and customer engagement with our PSE-V solutions. Growth was driven primarily by India, as well as Middle East and Africa somewhat offset by declines in North America and Latin America.

Fixed Networks net sales declined 19% on a constant currency basis, in comparison to a strong year-ago quarter. The decline was broad-based across most regions, with particular weakness in North America, which witnessed slower fiber investments as customers continue to evaluate their spending and digest inventories. Elsewhere, declines in Europe, Latin America and Greater China were somewhat offset by growth in Asia Pacific.

Submarine Networks net sales declined 5% on a constant currency basis, mainly related to project timing as the business executes against its strong order backlog.

Gross margin increased slightly year-on-year benefiting from lower indirect cost of sales such as logistics costs, compared to the year ago period.

Operating margin and **operating profit** both declined year-on-year, as lower gross profit was somewhat offset by positive impacts from the sale of digital assets and hedging.

Mobile Networks

EUR million	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Net sales	**2 157**	2 851	(24)%	*(19)%*	**7 347**	7 711	(5)%	*(2)%*
Gross profit	**751**	1 122	(33)%		**2 495**	3 068	(19)%	
Gross margin %	**34.8%**	39.4%	(460)bps		**34.0%**	39.8%	(580)bps	
Operating profit	**99**	278	(64)%		**441**	739	(40)%	
Operating margin %	**4.6%**	9.8%	(520)bps		**6.0%**	9.6%	(360)bps	

Mobile Networks **net sales** declined 24% on a reported and 19% on a constant currency basis.

The decline in Q3 was largely driven by North America, where customers continued to prioritize cash flow and deplete their inventories, while the year ago period had benefited from some catch-up net sales after supply chain disruption earlier in the year. The business continued to benefit from 5G deployments in India, where net sales more than doubled year-over-year, but with sales volume having moderated significantly on a sequential basis as the pace of deployment has started to normalize. Elsewhere, Mobile Networks saw declines across most regions, while growing modestly in Middle East and Africa.

The decline in **gross margin** in the third quarter was primarily related to regional mix. On a sequential basis gross margin improved from the 33.4% in the second quarter, and we would expect to see some further improvement in the fourth quarter.

Operating margin declined year-on-year in Q3 2023 mainly reflecting the regional mix that impacted gross margin. Continued cost control, lower variable pay accruals year-on-year and the impact of foreign exchange fluctuations helped to mitigate the lower gross margin and the impact of inflation. Operating profit also benefited from the positive impacts from hedging and the sale of digital assets, both of which drove the year-on-year change in other operating income and expenses, in addition to the absence of loss allowances of certain trade receivables recorded in the year-ago quarter.

19 October 2023 5

NOKIA

Cloud and Network Services

EUR million	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Net sales	**742**	801	(7)%	*(2)%*	**2 243**	2 291	(2)%	*1%*
Gross profit	**290**	312	(7)%		**811**	876	(7)%	
Gross margin %	**39.1%**	39.0%	10bps		**36.2%**	38.2%	(200)bps	
Operating profit	**36**	16	125%		**32**	30	7%	
Operating margin %	**4.9%**	2.0%	290bps		**1.4%**	1.3%	10bps	

Cloud and Network Services **net sales** declined 7% on a reported basis, and 2% on a constant currency basis. Growth in Enterprise Solutions was offset by slight declines in Cloud and Cognitive Services, Core Networks and Business Applications.

From a regional perspective, on a constant currency basis Cloud and Network Services saw growth in Europe, India and Latin America offset by a decline in North America along with some small movements in other regions.

Operating margin improved year-on-year due to lower operating expenses, the positive impacts from hedging and the sale of digital assets in other operating income and expense, as well as lower variable pay accruals year-on-year.

Nokia Technologies

EUR million	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Net sales	**258**	305	(15)%	*(14)%*	**834**	916	(9)%	*(9)%*
Gross profit	**258**	304	(15)%		**834**	913	(9)%	
Gross margin %	**100.0%**	99.7%	30bps		**100.0%**	99.7%	30bps	
Operating profit	**181**	207	(13)%		**565**	644	(12)%	
Operating margin %	**70.2%**	67.9%	230bps		**67.7%**	70.3%	(260)bps	

Nokia Technologies **net sales** decreased 15% on a reported basis and 14% on a constant currency basis in the third quarter. Net sales continue to be impacted by the same two items that have impacted prior quarters in 2023 - a long-term licensee exercised an option in Q4 2022 which led to all outstanding revenue being recognized in that quarter and hence is no longer benefiting net sales in 2023, as well as lower net sales from a smartphone vendor whose market share has meaningfully declined. In the third quarter Nokia Technologies' annual net sales run-rate remains approximately EUR 1.0 billion.

Nokia remains in litigation/renewal situations with Oppo and Vivo regarding their license agreements that ended during 2021 and renewal negotiations also continue with certain other smartphone companies. Nokia will continue to prioritize protecting the value of its portfolio over achieving specific timelines. Nokia continues to expect to return to an annual run-rate of EUR 1.4-1.5 billion of revenue as we work through the smartphone license renewal cycle and continue to grow in new focus areas such as automotive, consumer electronics, IoT and multimedia.

Operating profit decreased year-on-year due mainly to lower net sales, somewhat offset by the reversal of loss allowances of certain trade receivables and the positive impact from hedging.

Group Common and Other

EUR million	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Net sales	**22**	84	(74)%	*(74)%*	**106**	236	(55)%	*(56)%*
Gross profit/(loss)	**—**	(4)			**(8)**	(6)		
Gross margin %	**0.0%**	(4.8)%	480bps		**(7.5)%**	(2.5)%	(500)bps	
Operating profit/(loss)	**(62)**	(70)			**(284)**	(129)		
Operating margin %	**(281.8)%**	(83.3)%	(19 850)bps		**(267.9)%**	(54.7)%	(21 320)bps	

Group Common and Other **net sales** declined 74% on both a reported basis and constant currency basis related to reduced net sales from Radio Frequency Systems, mainly driven by the divested business carved out during Q2 2023.

The slight improvement in **operating result** was primarily driven by lower operating expenses and improved gross result. Venture fund gains were approximately EUR 20 million in both Q3 2023 and Q3 2022.

19 October 2023

6

NOKIA

Net sales by region

EUR million	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Asia Pacific	503	638	(21)%	(13)%	1 608	1 847	(13)%	(8)%
Europe	1 345	1 533	(12)%	(11)%	4 341	4 311	1%	1%
Greater China	286	415	(31)%	(24)%	966	1 225	(21)%	(16)%
India	567	281	102%	121%	2 463	722	241%	255%
Latin America	262	334	(21)%	(17)%	724	835	(13)%	(11)%
Middle East & Africa	489	482	2%	8%	1 404	1 374	2%	6%
North America	1 256	2 275	(45)%	(40)%	4 215	6 317	(33)%	(32)%
Submarine Networks[1]	273	283	(4)%	(5)%	829	831	0%	0%
Total	4 982	6 241	(20)%	(15)%	16 551	17 462	(5)%	(3)%

[1]Nokia provides net sales for the Submarine Networks business separately from the rest of the Group to improve the usefulness of disclosed information by removing volatility caused by the specific nature of the Submarine Networks business.

Reported changes are disclosed in the table above. The regional commentary below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuations. The commentary is based on regions excluding Submarine Networks, given the nature of that business leads to significant regional volatility between periods.

The net sales performance in **Asia Pacific** reflected declines in Mobile Networks, Network Infrastructure and Cloud and Network Services.

Europe net sales were somewhat impacted by the decline in Nokia Technologies (which is entirely reported in Europe). Excluding Nokia Technologies, net sales in Europe also decreased at a double-digit rate as growth in Cloud and Network Services was more than offset by declines in Mobile Networks and Network Infrastructure, particularly in Fixed Networks and IP Networks.

Within **Greater China** net sales decreased in both Mobile Networks and Network Infrastructure.

The strong growth in net sales in **India** was related to Mobile Networks, as 5G deployments continued to drive year-on-year growth, while sales volumes moderated significantly on a sequential basis as the pace of deployment has started to slow. Network Infrastructure also saw strong growth, mainly driven by Optical Networks.

Net sales performance in **Latin America** reflected a decline across each of the businesses within Network Infrastructure.

Middle East & Africa growth was driven by Mobile Networks and Network Infrastructure.

The strong decline in **North America** reflected weakness in both Mobile Networks and Network Infrastructure as customers continued to evaluate their spending and digest inventories. To a lesser extent, Cloud and Network Services also declined.

Net sales by customer type

EUR million	Q3'23	Q3'22	YoY change	Constant currency YoY change	Q1-Q3'23	Q1-Q3'22	YoY change	Constant currency YoY change
Communications service providers (CSP)	3 945	5 096	(23)%	(17)%	13 231	14 272	(7)%	(4)%
Enterprise	487	485	0%	5%	1 563	1 238	26%	28%
Licensees	258	305	(15)%	(14)%	834	916	(9)%	(9)%
Other[1]	292	355	(18)%	(19)%	923	1 036	(11)%	(11)%
Total	4 982	6 241	(20)%	(15)%	16 551	17 462	(5)%	(3)%

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from enterprise customers and communications service providers.

Macroeconomic uncertainty continued to impact CSP spending in Q3 2023, which drove a net sales decline of 17% in constant currency.

Enterprise net sales increased 5% in constant currency in Q3 2023, as growth in enterprise verticals more than offset a decline in net sales to webscale customers, as net sales from these customers remain lumpy as we continue to gain scale. Customer engagement also remains positive as we added 85 new Enterprise customers in the quarter. Private wireless continued to show strong double-digit growth in the quarter and now has more than 675 customers.

Refer to the Nokia Technologies section of this report for a discussion on net sales to Licensees.

The decline in 'Other' net sales relates to a decrease in net sales in both Submarine Networks and RFS.

19 October 2023 7

Q3 2023 to Q3 2022 bridge for net sales and operating profit

EUR million	Q3'23	Volume, price, mix and other	Venture fund valuation	Foreign exchange impact	Items affecting comparability	Q3'22
Net sales	**4 982**	(965)	—	(294)	—	6 241
Operating profit	**241**	(289)	(1)	55	(42)	518
Operating margin %	**4.8%**					8.3%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales declined from an operational standpoint as described in the prior pages and were also negatively impacted by foreign exchange rate fluctuations. Operating profit saw a negative impact from an operational standpoint, a positive impact from foreign exchange rate fluctuations, as well as a negative impact from items affecting comparability as further described below. The positive impact to operating profit seen from foreign exchange rate fluctuations is a combination of a negative impact to operating profit related to our mix of currency exposures, which was more than offset by our hedging program.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q3'23	Q3'22	YoY change	Q1-Q3'23	Q1-Q3'22	YoY change
Reported operating profit	**241**	518	(53)%	**1 141**	1 436	(21)%
Restructuring and associated charges	**95**	17		**175**	97	
Amortization of acquired intangible assets	**87**	105		**263**	305	
Divestment of businesses	**1**	—		**(21)**	—	
Impairment and write-off of assets, net of reversals	**—**	18		**(1)**	13	
Costs associated with country exit	**—**	—		**(48)**	104	
Change in provisions related to past acquisitions	**—**	—		**20**	—	
Comparable operating profit	**424**	658	(36)%	**1 529**	1 955	(22)%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q3 2023 the main adjustments related to the restructuring charges which are part of the ongoing restructuring program (discussed later in this interim report) and amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition.

19 October 2023 8

Cash and cash flow in Q3 2023



EUR billion
Operating
Investing
Financing
3.66
0.60
(0.09)
(0.63)
(0.15)
(0.14)
(0.02)
0.05
(0.17)
(0.09)
(0.06)
2.96
Q2'23 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Capital expenditures
Acquisition of business
Sale of assets
Dividend
Acquisition of treasury shares
Lease payments
Q3'23 net cash

EUR million, at end of period	Q3'23	Q2'23	QoQ change	Q4'22	YTD change
Total cash and interest-bearing financial investments	**7 097**	7 831	(9)%	9 244	(23)%
Net cash and interest-bearing financial investments[1]	**2 960**	3 660	(19)%	4 767	(38)%

[1]Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Performance measures section in this report.

Free cash flow

During Q3 2023, Nokia's free cash flow was negative EUR 412 million, as operating profit was more than offset by cash outflows related to net working capital, as well as capital expenditures, restructuring and income taxes.

Net cash used in operating activities

Net cash used in operating activities was driven by:

- Nokia's adjusted profit of EUR 599 million.
- Approximately EUR 90 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
- Excluding the restructuring and associated cash outflows, the decrease in net cash related to net working capital was approximately EUR 630 million, as follows:
  - The increase in receivables was approximately EUR 400 million primarily related to accounts receivable.
  - The decrease in inventories was approximately EUR 40 million.
  - The decrease in liabilities was approximately EUR 280 million, primarily related to a decrease in accounts payable, partly offset by an increase in contract liabilities .
- An outflow related to cash taxes of approximately EUR 150 million.

Net cash used in investing activities

- Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 140 million and approximately EUR 20 million paid in relation to a contingent consideration from a prior acquisition, partly offset by net cash inflows related to the sale of assets of approximately EUR 50 million.

Net cash used in financing activities

- Net cash used in financing activities was related primarily to dividend payments of approximately EUR 170 million, the acquisition of treasury shares of approximately EUR 90 million and lease payments of approximately EUR 60 million.

Change in total cash and net cash

In Q3 2023, the approximately EUR 30 million difference between the change in total cash and net cash was primarily due to changes in the carrying amounts of certain issued bonds, as a result of interest rate and foreign exchange rate fluctuations.

Foreign exchange rates had a minimal impact on net cash.

19 October 2023 9

January-September 2023 compared to January–September 2022 Net sales In the first nine months of 2023, reported net sales decreased 5%, negatively impacted by foreign exchange rate fluctuations along with the following drivers. On a constant currency basis, Nokia net sales decreased 3% as growth in Cloud and Network Services was more than offset by declines across the other business groups. Gross margin Both reported and comparable gross margin declined year-on-year in the first nine months of 2023. Reported gross margin decreased 220 basis points to 38.1% and comparable gross margin decreased 210 basis points to 38.5%. The year-to-date gross margin decline was primarily driven by unfavorable regional mix in Mobile Networks. Operating profit and margin Reported operating profit in the first nine months of 2023 was EUR 1 141 million, or 6.9% of net sales, down from EUR 1 436 million or 8.2% in the year-ago period. Comparable operating profit decreased to EUR 1 529 million from EUR 1 955 million year-on-year, while comparable operating margin declined 200 basis points year-on-year to 9.2%. Comparable operating profit decreased in the first nine months of 2023 mainly due to lower gross profit and the impact of inflation, somewhat offset by lower variable pay accruals year-on-year and higher other operating income. The higher other operating income reflected the positive impact from hedging and the sale of digital assets, which were partly offset by the impact from Nokia's venture fund investments. The impact of hedging in the first nine months of 2023 was positive EUR 62 million, compared to a negative impact of EUR 74 million in the first nine months of 2022. Nokia's venture fund investments generated a loss of approximately EUR 30 million in the first nine months of 2023 compared to a benefit of EUR 100 million in the first nine months of 2022. In the first nine months of 2023, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets, restructuring and associated charges and the partial reversal of provision associated with a country exit. In the first nine months of 2022, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets, a provision associated with a country exit and restructuring and associated charges. Profit for the period Reported net profit in the first nine months of 2023 was EUR 711 million, compared to EUR 1 107 million in the year-ago period. Comparable net profit was EUR 1 055 million, compared to EUR 1 552 million in the year-ago period. The decrease in comparable net profit primarily reflects a decrease in comparable operating profit, a net negative fluctuation in financial income and expenses and higher income taxes. Apart from the items impacting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit in the first nine months of 2023 was related to the impairment and write-off of assets, the divestment of businesses and the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. In the year-ago period, the difference between reported and comparable net profit was related to loss allowances on customer financing, the release of cumulative exchange differences related to abandonment of foreign operations and the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. Earnings per share Reported diluted EPS in the first nine months of 2023 was EUR 0.13, compared to EUR 0.19 in the year-ago period. Comparable diluted EPS in the first nine months of 2023 was EUR 0.19 compared to EUR 0.27 in the year-ago period. Cash performance During the first nine months of 2023, net cash decreased EUR 1 807 million, resulting in an end-of-period net cash balance of EUR 3.0 billion. Total cash decreased EUR 2 147 million, resulting in total cash balance of EUR 7.1 billion. Free cash flow was negative EUR 939 million in the first nine months of 2023. 19 October 2023 10

Sustainability Our strategy and focus areas Our networking technology is needed by customers and partners to maximize the opportunities of digitalization. Our ESG strategy includes five focus areas in which Nokia can make a particularly profound difference: the environment, industrial digitalization, security and privacy, bridging the digital divide, and responsible business. The strategy will help us achieve our stated ambition to make ESG a competitive advantage for Nokia. Here are some achievements across our focus areas from the past quarter. Environment In July we announced that Nokia helped the Vietnamese telco MobiFone lower its network energy consumption in the first trial of Nokia’s new Digital Design service. Based on data gathered from the network, MobiFone implemented a power reduction of 88% of the 4G radio cells in the trial. To achieve the result, Nokia helped MobiFone transition from traditional network-wide or cluster-wide power settings to cell-level settings, which helped find an optimal radio link and power balance with overall lower transmit power. In collaboration with our partner DHL Global Forwarding, we redesigned one of our key intercontinental logistics routes. Using the partner’s Multimodal Express solution we now ship goods via sea and road as well as air freight, rather than air freight alone. Using a combination of transport modes, we were able to reduce the use of air freight with a resulting reduction in emissions. Industrial Digitalization In August we announced that GÉANT, an organization representing collaboration of European National Research and Education Networks (NRENs), will deploy the latest Nokia IP/ MPLS solution. This 10-year frame agreement is led by Nomios Group, a leading European provider of cybersecurity services and solutions. GÉANT interconnects 40 NRENs in 40 European countries, and links 50 million users and institutions to more than 100 additional NRENs in every region of the world. Our solution will triple existing network capacity for interconnections. Bridging the digital divide Nokia has become the first telecom company to announce the manufacturing of fiber-optic broadband network electronics products and optical modules in the U.S. for use in the Broadband Equity, Access and Deployment (BEAD) program. By manufacturing fiber-optic technology in the U.S., Nokia will be able to supply its products and services to critical infrastructure projects like BEAD which are focused on narrowing the digital divide, stimulating economic growth and job creation. We were delighted to welcome Vice President Kamala Harris and U.S Secretary of Commerce Gina Raimondo to an event in Wisconsin to make this announcement. Nokia announced in July that it had signed a five-year 5G deal with AST SpaceMobile, Inc. Under the deal, Nokia and AST SpaceMobile will work to achieve their joint ambition to expand universal coverage and connect underserved communities around the world. Nokia’s AirScale Single RAN equipment will allow AST SpaceMobile to provide mobile services to new and existing subscribers in regions currently not served by terrestrial communication networks. Following the deal AST SpaceMobile announced on 19 September the first-ever 5G connection for voice and data between an unmodified smartphone and a satellite in space. Nokia RAN Technology is at the heart of this project and these achievements highlight progress towards the joint goal of eliminating coverage gaps and enabling billions of people globally to stay connected through their smartphones. In September we announced deployment of Nokia’s energy-efficient passive optical LAN solution at 100 schools in a cutting-edge network for schools in South Korea. The deployment, completed in collaboration with Dongkuk Systems and Erum I&C, aims to enhance the existing infrastructure and provide a high-capacity network to support digital learning. This initiative is part of the South Korean Ministry of Education’s Green Smart School program to transform existing school facilities into smart learning environments, including the creation of large-capacity multimedia classes. Nokia’s solutions will be included in rural broadband PON networks built by Mediacom Communications, the 5th largest cable operator in the United States. Mediacom offers broadband to 3.3 million homes and businesses in 22 states and will deploy Nokia’s chassis-based and node-based Optical Line Terminals to provide multi-gigabit broadband service to rural, underserved communities. Responsible business At Nokia we believe in responsible business practices and act accordingly. We collaborate with partners, customers, and industry players to protect positive values while accelerating innovation and progress. To this ambition, Nokia attended the Governing AI for Humanity event at the UN General Assembly in New York to discuss potential risks of AI and the challenges of international cooperation. 19 October 2023 11

NOKIA

Additional information

Cost Savings Program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

Considering the recent macroeconomic uncertainty and its impact on our end markets, the pace of restructuring has increased in 2023. However, the overall size of the plan remains unchanged and continues to depend on the evolution of our end markets, consistent with our commentary when we announced the plan.

We continue to expect these cost savings to result in approximately EUR 500-600 million of restructuring and associated charges by the end of 2023.

We continue to expect total restructuring and associated cash outflows to be approximately EUR 1 050-1 150 million. This total includes approximately EUR 500 million of cash outflows related to our previous restructuring program.

In EUR million, rounded to the nearest EUR 50 million	Actual		Expected amounts for		
	2021	2022	2023	Beyond 2023	Total amount
Recurring gross cost savings	150	250	100	100	600
- cost of sales	*50*	*100*	*50*	*50*	*250*
- operating expenses	*100*	*150*	*50*	*50*	*350*
Restructuring and associated charges related to our most recent cost savings program	250	150	150		500-600
Restructuring and associated cash outflows[1]	350	300	300	150	1 050-1 150

[1]Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by business group

In EUR million, rounded to the nearest EUR 50 million	
Mobile Networks	300-350
Network Infrastructure	~100
Cloud and Network Services	100-150
Total restructuring and associated charges	500-600

On 19 October 2023, Nokia announced actions being taken across business groups to address the increasingly challenging market environment that the company faces. The company will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership.

Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. This represents a 10-15% reduction in personnel expenses. Nokia expects to act quickly on the program with at least EUR 400 million of in-year savings in 2024 and a further EUR 300 million in 2025. The program is expected to lead to a 72 000 – 77 000 employee organization compared to the 86 000 employees Nokia has today.

The exact scale of the program will depend on the evolution of end market demand. The program is expected to deliver savings on a net basis but the magnitude will depend on inflation. The cost savings are expected to primarily be achieved in Mobile Networks, Cloud and Network Services and Nokia's corporate functions. One-time restructuring charges and cash outflows of the program are expected to be similar to the annual cost savings achieved.

Nokia plans to provide further details in the future.

19 October 2023 12

Significant events January – September 2023 On 25 January 2023, Nokia announced it had appointed Esa Niinimäki as Chief Legal Officer and member of the Group Leadership Team. Niinimäki has worked at Nokia for more than 15 years where he has held multiple positions, most recently Interim Chief Legal Officer. On 9 February 2023, Nokia announced it commenced an offer to purchase the outstanding EUR 750 million 2.00% notes due 15 March 2024 (the “2024 Notes”), EUR 500 million 2.375% notes due 15 May 2025 (the “2025 Notes”) and EUR 750 million 2.00% notes due 11 March 2026 (the “2026 Notes”), up to a maximum cash consideration of EUR 700 million (the “Tender Offer”). The purpose of the Tender Offer is to manage the overall indebtedness of Nokia and to extend Nokia’s debt maturity profile in an efficient manner. Nokia accepted tenders for EUR 372 million (49.66% of the nominal amount) of the 2024 Notes, EUR 208 million (41.57% of the nominal amount) of the 2025 Notes and EUR 120 million (15.96% of the nominal amount) of the 2026 Notes. The Tender Offer was settled on 21 February 2023. On 21 February 2023, Nokia issued EUR 500 million 4.375% sustainability-linked Notes due August 2031 under its 5 billion Euro Medium-Term Note Programme. The proceeds of the new notes are intended to fund the Tender Offer and for general corporate purposes. On 2 March 2023, Nokia informed it had updated its capital management policy with a focus on sustaining investment grade rating and improving shareholder returns consistent with the performance of the business. Nokia now targets to maintain a net cash position in the range of 10-15% of net sales. Nokia intends to maintain a net cash position around this level to ensure it can continue to invest in the necessary R&D to maintain and further improve its technology leadership, fund working capital requirements in support of the company’s growth ambitions and to maintain some flexibility for bolt-on acquisitions. Nokia’s previous target in terms of cash management was to maintain a total cash position equivalent to at least 30% of net sales. On 4 April 2023, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 108 000 shareholders representing approximately 3.2 billion shares and votes were represented at the meeting. Among others, the following resolutions were made: ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2022. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to decide on the distribution of an aggregate maximum of EUR 0.12 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. The Board will resolve separately on the amount and timing of each distribution. The authorization is valid until the opening of the next AGM. ▪ Sari Baldauf, Thomas Dannenfeldt, Lisa Hook, Jeanette Horan, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Timo Ahopelto and Elizabeth Crain as new members of the Board for the same term. In its assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board and Søren Skou as Vice Chair of the Board. ▪ The annual fees of the Board members were increased by EUR 15 000 except for the Board Chair. ▪ The remuneration Report of the company's governing bodies was supported in an advisory vote. ▪ Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2024 with Authorized Public Accountant Marika Nevalainen as the auditor in charge. ▪ The Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 3 October 2024 and they terminated the corresponding authorizations granted by the AGM on 5 April 2022. On 30 June 2023, Nokia announced it had signed a new long-term patent cross-license agreement with Apple which will replace the current license that is due to expire at the end of 2023. License covers Nokia’s fundamental inventions in 5G and other technologies. The terms of the agreement remain confidential between the parties. Shares The total number of Nokia shares on 30 September 2023, equaled 5 632 297 576. On 30 September 2023, Nokia and its subsidiary companies held 102 346 228 Nokia shares, representing approximately 1.8% of the total number of Nokia shares and voting rights. 19 October 2023 13

Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Accelerating inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 19 October 2023 14

Financial statement information

Consolidated income statement (condensed)

		Reported				Comparable			
EUR million	**Note**	**Q3'23**	**Q3'22**	**Q1-Q3'23**	**Q1-Q3'22**	**Q3'23**	**Q3'22**	**Q1-Q3'23**	**Q1-Q3'22**
Net sales	2, 3	**4 982**	**6 241**	**16 551**	**17 462**	**4 982**	**6 241**	**16 551**	**17 462**
Cost of sales		(3 056)	(3 736)	(10 250)	(10 426)	(3 028)	(3 719)	(10 174)	(10 377)
Gross profit	2	**1 926**	**2 505**	**6 301**	**7 035**	**1 954**	**2 522**	**6 377**	**7 084**
Research and development expenses		(1 081)	(1 165)	(3 235)	(3 328)	(1 037)	(1 139)	(3 156)	(3 261)
Selling, general and administrative expenses		(710)	(771)	(2 142)	(2 174)	(605)	(674)	(1 864)	(1 878)
Other operating income and expenses		107	(52)	217	(97)	112	(51)	172	8
Operating profit	2	**241**	**518**	**1 141**	**1 436**	**424**	**658**	**1 529**	**1 955**
Share of results of associates and joint ventures		(25)	(20)	(43)	(52)	4	(20)	(15)	(52)
Financial income and expenses		(37)	12	(111)	(78)	(44)	29	(105)	(38)
Profit before tax		**179**	**509**	**987**	**1 306**	**384**	**667**	**1 409**	**1 864**
Income tax expense	5	(46)	(93)	(273)	(245)	(85)	(116)	(355)	(312)
Profit from continuing operations		**133**	**417**	**714**	**1 061**	**299**	**551**	**1 055**	**1 552**
(Loss)/profit from discontinued operations		—	11	(3)	46	—	—	—	—
Profit for the period		**133**	**428**	**711**	**1 107**	**299**	**551**	**1 055**	**1 552**
Attributable to									
Equity holders of the parent		139	427	708	1 096	304	550	1 051	1 542
Non-controlling interests		(6)	1	4	11	(6)	1	4	11
Earnings per share attributable to equity holders of the parent									
Basic earnings per share, EUR									
Continuing operations		0.03	0.07	0.13	0.19	0.05	0.10	0.19	0.27
Profit for the period		0.03	0.08	0.13	0.19	0.05	0.10	0.19	0.27
Average number of shares ('000 shares)		5 537 926	5 607 165	5 558 123	5 622 247	5 537 926	5 607 165	5 558 123	5 622 247
Diluted earnings per share, EUR									
Continuing operations		0.02	0.07	0.13	0.18	0.05	0.10	0.19	0.27
Profit for the period		0.02	0.08	0.13	0.19	0.05	0.10	0.19	0.27
Average number of shares ('000 shares)		5 597 220	5 667 603	5 610 578	5 677 823	5 597 220	5 667 603	5 610 578	5 677 823

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

19 October 2023 15

Consolidated statement of comprehensive income (condensed) EUR million Reported Q3'23 Q3'22 Q1-Q3'23 Q1-Q3'22 Profit for the period 133 428 711 1 107 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans (189) (268) (335) (47) Income tax related to items that will not be reclassified to profit or loss 43 58 80 (22) Items that may be reclassified subsequently to profit or loss Translation differences 358 951 45 2 191 Net investment hedges (92) (205) 19 (476) Cash flow and other hedges (20) (7) (35) 12 Financial assets at fair value through other comprehensive income 17 (15) (20) (31) Other changes, net — (2) — (3) Income tax related to items that may be reclassified subsequently to profit or loss 24 1 14 1 Other comprehensive income/(loss), net of tax 141 513 (232) 1 625 Total comprehensive income for the period 274 941 479 2 732 Attributable to: Equity holders of the parent 279 939 479 2 718 Non-controlling interests (5) 2 — 14 The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes. 19 October 2023 16

NOKIA

Consolidated statement of financial position (condensed)

EUR million	Note	30 September 2023	30 September 2022	31 December 2022
ASSETS				
Goodwill		5 693	6 048	5 667
Other intangible assets		1 070	1 434	1 263
Property, plant and equipment		1 972	1 958	2 015
Right-of-use assets		933	992	929
Investments in associated companies and joint ventures		148	193	199
Non-current interest-bearing financial investments	6	794	715	697
Other non-current financial investments	6	826	924	828
Deferred tax assets	5	3 865	1 269	3 834
Other non-current financial assets	6	246	296	252
Defined benefit pension assets	4	6 434	7 782	6 754
Other non-current receivables		260	236	239
Non-current assets		**22 240**	**21 849**	**22 677**
Inventories		3 291	3 434	3 265
Trade receivables	6	5 729	5 337	5 549
Contract assets		1 126	1 210	1 203
Other current receivables		873	1 149	934
Current income tax assets		462	343	153
Other current financial and firm commitment assets	6	520	1 007	615
Current interest-bearing financial investments	6	1 698	3 340	3 080
Cash and cash equivalents	6	4 605	5 196	5 467
Current assets		**18 304**	**21 015**	**20 266**
Total assets		**40 544**	**42 864**	**42 943**

SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital		246	246	246
Share premium		621	464	503
Treasury shares		(606)	(586)	(352)
Translation differences		238	1 316	169
Fair value and other reserves		3 600	4 131	3 905
Reserve for invested unrestricted equity		15 521	15 783	15 487
Retained earnings/(accumulated deficit)		1 644	(1 669)	1 375
Total capital and reserves attributable to equity holders of the parent		**21 265**	**19 686**	**21 333**
Non-controlling interests		86	112	93
Total equity		**21 351**	**19 797**	**21 426**
Long-term interest-bearing liabilities	6, 7	3 562	4 364	4 249
Long-term lease liabilities		841	882	858
Deferred tax liabilities		355	329	332
Defined benefit pension and post-employment liabilities	4	2 339	2 744	2 459
Contract liabilities		306	187	120
Deferred revenue and other non-current liabilities		79	195	103
Provisions	8	565	663	622
Non-current liabilities		**8 047**	**9 363**	**8 743**
Short-term interest-bearing liabilities	6, 7	575	232	228
Short-term lease liabilities		194	215	184
Other financial and firm commitment liabilities	6	959	1 430	1 038
Current income tax liabilities		190	185	185
Trade payables	6	3 576	4 696	4 730
Contract liabilities		2 113	2 174	1 977
Deferred revenue and other current liabilities	6	2 848	3 967	3 619
Provisions	8	690	804	813
Current liabilities		**11 146**	**13 704**	**12 774**
Total shareholders' equity and liabilities		**40 544**	**42 864**	**42 943**

Shareholders' equity per share, EUR		3.85	3.52	3.82
Number of shares (1 000 shares, excluding treasury shares)		5 529 951	5 600 412	5 587 016

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

19 October 2023 17

Consolidated statement of cash flows (condensed)

EUR million	Q3'23	Q3'22	Q1-Q3'23	Q1-Q3'22
Cash flow from operating activities				
Profit for the period	133	428	711	1 107
Adjustments	466	435	1 454	1 263
Depreciation and amortization	267	287	805	844
Restructuring charges	89	13	164	72
Financial income and expenses	37	(15)	110	62
Income tax expense	46	83	274	241
(Gain)/loss from other non-current financial investments	(19)	(19)	16	(115)
Other	46	86	85	159
Cash flows from operations before changes in net working capital	599	863	2 165	2 370
Change in net working capital	(719)	(359)	(2 178)	(1 076)
(Increase)/decrease in receivables	(395)	(606)	(314)	126
Decrease/(increase) in inventories	37	(482)	(87)	(934)
(Decrease)/increase in non-interest-bearing liabilities	(361)	729	(1 777)	(268)
Cash flows (used in)/from operations	(120)	504	(13)	1 294
Interest received	42	19	123	46
Interest paid	(72)	(34)	(178)	(144)
Income taxes paid, net	(153)	(98)	(485)	(289)
Net cash flows (used in)/from operating activities	(303)	391	(553)	907
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(144)	(116)	(503)	(406)
Proceeds from sale of property, plant and equipment and intangible assets	45	—	143	33
Acquisition of businesses, net of cash acquired	(19)	(20)	(19)	(20)
Proceeds from disposal of businesses, net of cash disposed	—	—	17	—
Purchase of interest-bearing financial investments	(289)	(1 079)	(1 624)	(2 591)
Proceeds from maturities and sale of interest-bearing financial investments	535	770	2 932	1 137
Purchase of other non-current financial investments	(16)	(26)	(57)	(102)
Proceeds from sale of other non-current financial investments	6	17	31	44
Foreign exchange hedging of cash and cash equivalents	(8)	(5)	21	(51)
Other	1	1	9	8
Net cash flows from/(used in) investing activities	111	(458)	950	(1 948)
Cash flow from financing activities				
Acquisition of treasury shares	(92)	(94)	(255)	(234)
Proceeds from long-term borrowings	—	—	496	8
Repayment of long-term borrowings	—	—	(798)	(1)
(Repayment of)/proceeds from short-term borrowings	(16)	19	(21)	32
Payment of principal portion of lease liabilities	(55)	(47)	(182)	(170)
Dividends paid	(171)	(114)	(450)	(229)
Net cash flows used in financing activities	(334)	(236)	(1 210)	(594)
Translation differences	25	42	(49)	140
Net decrease in cash and cash equivalents	**(501)**	**(261)**	**(862)**	**(1 495)**
Cash and cash equivalents at beginning of period	5 106	5 457	5 467	6 691
Cash and cash equivalents at end of period	4 605	5 196	4 605	5 196

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

19 October 2023 18

NOKIA

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings/ (accumulated deficit)	Attributable to equity holders of the parent	Non-controlling interests	Total equity
1 January 2022	**246**	**454**	**(352)**	**(396)**	**4 219**	**15 726**	**(2 537)**	**17 360**	**102**	**17 462**
Profit for the period	—	—	—	—	—	—	1 096	1 096	11	1 107
Other comprehensive income	—	—	—	1 712	(88)	—	(2)	1 622	3	1 625
Total comprehensive income	**—**	**—**	**—**	**1 712**	**(88)**	**—**	**1 094**	**2 718**	**14**	**2 732**
Share-based payments	—	108	—	—	—	—	—	108	—	108
Settlement of share-based payments	—	(98)	—	—	—	72	—	(26)	—	(26)
Acquisition of treasury shares[1]	—	—	(234)	—	—	(15)	—	(249)	—	(249)
Dividend	—	—	—	—	—	—	(225)	(225)	(4)	(230)
Total transactions with owners	**—**	**10**	**(234)**	**—**	**—**	**57**	**(225)**	**(392)**	**(4)**	**(397)**
30 September 2022	**246**	**464**	**(586)**	**1 316**	**4 131**	**15 783**	**(1 669)**	**19 686**	**112**	**19 797**
1 January 2023	**246**	**503**	**(352)**	**169**	**3 905**	**15 487**	**1 375**	**21 333**	**93**	**21 426**
Profit for the period	—	—	—	—	—	—	708	708	4	711
Other comprehensive income	—	—	—	69	(305)	—	7	(229)	(3)	(232)
Total comprehensive income	**—**	**—**	**—**	**69**	**(305)**	**—**	**715**	**479**	**—**	**479**
Share-based payments	—	152	—	—	—	—	—	152	—	152
Settlement of share-based payments	—	(34)	—	—	—	31	—	(3)	—	(3)
Acquisition of treasury shares[1]	—	—	(254)	—	—	3	—	(251)	—	(251)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)
Dividend	—	—	—	—	—	—	(445)	(445)	(5)	(450)
Total transactions with owners	**—**	**118**	**(254)**	**—**	**—**	**34**	**(445)**	**(547)**	**(7)**	**(554)**
30 September 2023	**246**	**621**	**(606)**	**238**	**3 600**	**15 521**	**1 644**	**21 265**	**86**	**21 351**

[1]Treasury shares are acquired as part of the share buyback program announced on 3 February 2022. Shares are repurchased using funds in the reserve for invested unrestricted equity. The shares repurchased in the first phase of the program between 14 February and 11 November 2022 were canceled on 8 December 2022. The second phase of the program started on 2 January 2023.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

19 October 2023

19

NOKIA

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2022 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2022. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 19 October 2023.

Net sales and operating profit of the Nokia Group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provides China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin's ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin's ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense. In 2023, the contractual arrangement was extended until 30 June 2024. If it expires unexercised, Nokia will derecognize the financial liability and record non-controlling interest equal to its share of NSB's net assets with any difference recorded within shareholders' equity.

In the second quarter of 2023, Nokia signed an agreement to sell its 51% ownership interest in TD Tech Holding Limited ("TD Tech"), a Hong Kong based joint venture, to New East New Materials. In the third quarter of 2023, Nokia exercised its contractual right to terminate the Sale and Purchase Agreement with New East New Materials. Nokia's intention to exit TD Tech has not changed and the company is now in discussions with a potential new buyer.

In 2016, Nokia entered into a strategic agreement with HMD Global Oy (HMD) granting HMD an exclusive global license to create Nokia-branded mobile phones and tablets for ten years. Under the agreement, Nokia receives royalty payments from HMD for sales of Nokia branded mobile phones and tablets, covering both brand and patent licensing. In August 2023, Nokia and HMD amended the licensing agreement so that HMD's exclusive license to create Nokia-branded devices will expire by March 2026. Nokia has held an ownership interest in HMD since 2020 which it has accounted for as an investment in associate. In the third quarter of 2023 Nokia recorded an impairment loss of EUR 28 million related to its investment in HMD in the share of results of associates and joint ventures.

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q3'23		Q3'22		Q2'23	
	Net sales	**Total costs**	**Net sales**	**Total costs**	**Net sales**	**Total costs**
EUR	~25%	~30%	~20%	~25%	~25%	~25%
USD	~50%	~45%	~55%	~50%	~50%	~50%
INR	~5%	~5%	~0%	~5%	~5%	~5%
CNY	~5%	~5%	~5%	~5%	~5%	~5%
Other	~15%	~15%	~20%	~15%	~15%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q3'23 balance sheet rate 1 EUR = 1.06 USD, end of Q3'22 balance sheet rate 1 EUR = 0.97 USD and end of Q2'23 balance sheet rate 1 EUR = 1.09 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2023, did not have a material impact on Nokia's consolidated financial statements, however, the amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2 related to disclosure of accounting policies are expected to affect the accounting policy disclosures in Nokia's annual consolidated financial statements for 2023. These amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and adding guidance to help entities determine when accounting policy information is material and, therefore, needs to be disclosed.

New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

19 October 2023 20

NOKIA

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. For detailed segment descriptions, please refer to Note 5, Segment Information, in the annual consolidated financial statements for 2022.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies, in the annual consolidated financial statements for 2022, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1, Basis of preparation, and to the Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q3'23 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 807**	**2 157**	**742**	**258**	**22**	**(4)**	**4 982**
of which to other segments	—	1	1	0	1	(4)	—
Gross profit/(loss)	**656**	**751**	**290**	**258**	**—**	**(28)**	**1 926**
Gross margin %	*36.3%*	*34.8%*	*39.1%*	*100.0%*	*0.0%*		*38.7%*
Research and development expenses	(310)	(495)	(145)	(56)	(31)	(44)	(1 081)
Selling, general and administrative expenses	(202)	(192)	(126)	(37)	(49)	(105)	(710)
Other operating income and expenses	27	35	15	16	18	(5)	107
Operating profit/(loss)	**171**	**99**	**36**	**181**	**(62)**	**(183)**	**241**
Operating margin %	*9.5%*	*4.6%*	*4.9%*	*70.2%*	*(281.8)%*		*4.8%*
Share of results of associates and joint ventures	—	—	2	1	—	(28)	(25)
Financial income and expenses							(37)
Profit before tax							**179**
Depreciation and amortization	*(58)*	*(90)*	*(19)*	*(10)*	*(3)*	*(87)*	*(267)*

[1]Includes IP Networks net sales of EUR 557 million, Optical Networks net sales of EUR 439 million, Fixed Networks net sales of EUR 539 million and Submarine Networks net sales of EUR 273 million.

Q3'22 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**2 211**	**2 851**	**801**	**305**	**84**	**(11)**	**6 241**
of which to other segments	1	3	—	3	5	(11)	0
Gross profit/(loss)	**788**	**1 122**	**312**	**304**	**(4)**	**(17)**	**2 505**
Gross margin %	*35.6%*	*39.4%*	*39.0%*	*99.7%*	*(4.8)%*		*40.1%*
Research and development expenses	(336)	(572)	(147)	(52)	(31)	(26)	(1 165)
Selling, general and administrative expenses	(217)	(224)	(141)	(38)	(54)	(97)	(771)
Other operating income and expenses	(6)	(48)	(9)	(8)	19	—	(52)
Operating profit/(loss)	**228**	**278**	**16**	**207**	**(70)**	**(141)**	**518**
Operating margin %	*10.3%*	*9.8%*	*2.0%*	*67.9%*	*(83.3)%*		*8.3%*
Share of results of associates and joint ventures	—	(20)	2	(2)	—	—	(20)
Financial income and expenses							12
Profit before tax							**509**
Depreciation and amortization	*(57)*	*(87)*	*(22)*	*(8)*	*(9)*	*(104)*	*(287)*

[1]Includes IP Networks net sales of EUR 773 million, Optical Networks net sales of EUR 451 million, Fixed Networks net sales of EUR 705 million and Submarine Networks net sales of EUR 283 million.

19 October 2023 21

NOKIA

Q1-Q3'23 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**6 034**	**7 347**	**2 243**	**834**	**106**	**(13)**	**16 551**
of which to other segments	1	5	1	0	6	(13)	—
Gross profit/(loss)	**2 246**	**2 495**	**811**	**834**	**(8)**	**(76)**	**6 301**
Gross margin %	*37.2%*	*34.0%*	*36.2%*	*100.0%*	*(7.5)%*		*38.1%*
Research and development expenses	(925)	(1 530)	(434)	(169)	(97)	(79)	(3 235)
Selling, general and administrative expenses	(612)	(602)	(379)	(106)	(165)	(278)	(2 142)
Other operating income and expenses	66	79	34	7	(13)	45	217
Operating profit/(loss)	**775**	**441**	**32**	**565**	**(284)**	**(388)**	**1 141**
Operating margin %	*12.8%*	*6.0%*	*1.4%*	*67.7%*	*(267.9)%*		*6.9%*
Share of results of associates and joint ventures	—	(30)	5	10	—	(28)	(43)
Financial income and expenses							(111)
Profit before tax							**987**
Depreciation and amortization	*(171)*	*(266)*	*(63)*	*(29)*	*(12)*	*(264)*	*(805)*

[1] Includes IP Networks net sales of EUR 1 956 million, Optical Networks net sales of EUR 1 463 million, Fixed Networks net sales of EUR 1 785 million and Submarine Networks net sales of EUR 829 million.

Q1-Q3'22 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**6 338**	**7 711**	**2 291**	**916**	**236**	**(30)**	**17 462**
of which to other segments	2	6	1	9	14	(30)	—
Gross profit/(loss)	**2 234**	**3 068**	**876**	**913**	**(6)**	**(49)**	**7 035**
Gross margin %	*35.2%*	*39.8%*	*38.2%*	*99.7%*	*(2.5)%*		*40.3%*
Research and development expenses	(943)	(1 649)	(429)	(158)	(82)	(67)	(3 328)
Selling, general and administrative expenses	(598)	(627)	(395)	(101)	(157)	(297)	(2 174)
Other operating income and expenses	(23)	(52)	(22)	(11)	116	(106)	(97)
Operating profit/(loss)	**670**	**739**	**30**	**644**	**(129)**	**(519)**	**1 436**
Operating margin %	*10.6%*	*9.6%*	*1.3%*	*70.3%*	*(54.7)%*		*8.2%*
Share of results of associates and joint ventures	—	(53)	4	(3)	0	—	(52)
Financial income and expenses							(78)
Profit before tax							**1 306**
Depreciation and amortization	*(167)*	*(258)*	*(67)*	*(25)*	*(21)*	*(306)*	*(844)*

[1] Includes IP Networks net sales of EUR 2 167 million, Optical Networks net sales of EUR 1 251 million, Fixed Networks net sales of EUR 2 088 million and Submarine Networks net sales of EUR 831 million.

Material reconciling items between operating profit for the Group and total segment operating profit

EUR million	Q3'23	Q3'22	Q1-Q3'23	Q1-Q3'22
Operating profit for the Group	**241**	**518**	**1 141**	**1 436**
Restructuring and associated charges	95	17	175	97
Amortization of acquired intangible assets	87	105	263	305
Divestment of businesses	1	—	(21)	—
Impairment and write-off of assets, net of reversals	—	18	(1)	13
Costs associated with country exit	—	—	(48)	104
Change in provisions related to past acquisitions	—	—	20	—
Total segment operating profit	**424**	**658**	**1 529**	**1 955**

19 October 2023 22

NOKIA

3. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker also reviews net sales by customer type disclosed below.

Each reportable segment, as described in Note 2, Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Net sales by region

EUR million	Q3'23	Q3'22	YoY change	Q1-Q3'23	Q1-Q3'22	YoY change
Asia Pacific	503	638	(21)%	1 608	1 847	(13)%
Europe	1 345	1 533	(12)%	4 341	4 311	1%
Greater China	286	415	(31)%	966	1 225	(21)%
India	567	281	102%	2 463	722	241%
Latin America	262	334	(21)%	724	835	(13)%
Middle East & Africa	489	482	2%	1 404	1 374	2%
North America	1 256	2 275	(45)%	4 215	6 317	(33)%
Submarine Networks[1]	273	283	(4)%	829	831	—%
Total	4 982	6 241	(20)%	16 551	17 462	(5)%

[1]Nokia provides net sales for the Submarine Networks business separately from the rest of the Group to improve the usefulness of disclosed information by removing volatility caused by the specific nature of the Submarine Networks business.

Net sales by customer type

EUR million	Q3'23	Q3'22	YoY change	Q1-Q3'23	Q1-Q3'22	YoY change
Communications service providers (CSP)	3 945	5 096	(23)%	13 231	14 272	(7)%
Enterprise	487	485	—%	1 563	1 238	26%
Licensees	258	305	(15)%	834	916	(9)%
Other[1]	292	355	(18)%	923	1 036	(11)%
Total	4 982	6 241	(20)%	16 551	17 462	(5)%

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

19 October 2023 23

4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 95% of its defined benefit obligations and 98% of the plan assets at 30 September 2023. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 30 September 2023, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2022): US Pension 5.53% (4.86%), US OPEB 5.54% (4.87%), Germany 4.03% (3.70%) and UK 5.44% (4.76%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 124.2%, or EUR 4 281 million, at 30 June 2023 to 125.2% or EUR 4 186 million, at 30 September 2023. During the quarter the global defined benefit plan asset portfolio was invested approximately 70% in fixed income, 6% in equities and 24% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	30 September 2023			30 September 2022			31 December 2022		
EUR million	Pensions[1]	US OPEB	Total	Pensions[1]	US OPEB	Total	Pensions[1]	US OPEB	Total
Net asset/(liability) recognized 1 January	**5 273**	**(978)**	**4 295**	**5 588**	**(1 256)**	**4 332**	**5 588**	**(1 256)**	**4 332**
Recognized in income statement	52	(34)	18	(62)	(23)	(85)	(69)	(32)	(101)
Recognized in other comprehensive income	(447)	112	(335)	(324)	277	(47)	(694)	270	(424)
Contributions and benefits paid	100	7	107	129	(2)	127	177	9	186
Exchange differences and other movements[2]	23	(13)	10	886	(175)	711	271	31	302
Net asset/(liability) recognized at the end of the period	**5 001**	**(906)**	**4 095**	**6 217**	**(1 179)**	**5 038**	**5 273**	**(978)**	**4 295**

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	30 September 2023	30 June 2023	31 March 2023	31 December 2022	30 September 2022
Defined benefit obligation[1]	(16 632)	(17 712)	(18 054)	(18 312)	(19 522)
Fair value of plan assets[1]	20 818	21 993	22 495	22 691	24 681
Funded status	**4 186**	**4 281**	**4 441**	**4 379**	**5 159**
Effect of asset ceiling	(91)	(101)	(90)	(84)	(121)
Net asset recognized at the end of the period	**4 095**	**4 180**	**4 351**	**4 295**	**5 038**

[1]In the third quarter of 2023 Nokia transferred the assets and liabilities amounting to EUR 475 million and EUR 478 million, respectively, related to Provident Fund in India to government platform (EPFO).

5. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 30 September 2023, Nokia has recognized deferred tax assets of EUR 3.9 billion (EUR 3.8 billion at 31 December 2022).

In addition, at 30 September 2023, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2022), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

19 October 2023 24

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to note 2, Significant accounting policies, and note 21, Fair value of financial instruments, in the annual consolidated financial statements for 2022.

30 September 2023

	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Other non-current financial investments	—	4	—	822	—	826	826
Other non-current financial assets	183	—	92	—	30	305	305
Non-current interest-bearing financial investments	794	—	—	—	—	794	772
Other current financial assets	285	—	—	—	45	330	330
Derivative assets	—	—	167	—	—	167	167
Trade receivables	—	—	—	—	5 729	5 729	5 729
Current interest-bearing financial investments	1 016	—	682	—	—	1 698	1 698
Cash and cash equivalents	3 576	—	1 029	—	—	4 605	4 605
Total financial assets	**5 854**	**4**	**1 970**	**822**	**5 804**	**14 454**	**14 432**
Long-term interest-bearing liabilities	3 562	—	—	—	—	3 562	3 552
Other long-term financial liabilities	—	—	—	31	—	31	31
Short-term interest-bearing liabilities	575	—	—	—	—	575	578
Other short-term financial liabilities	65	—	—	471	—	536	536
Derivative liabilities	—	—	455	—	—	455	455
Discounts without performance obligations	482	—	—	—	—	482	482
Trade payables	3 576	—	—	—	—	3 576	3 576
Total financial liabilities	**8 260**	**—**	**455**	**502**	**—**	**9 217**	**9 210**

31 December 2022

	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Other non-current financial investments	—	5	—	823	—	828	828
Other non-current financial assets	183	—	91	—	27	301	301
Non-current interest-bearing financial investments	697	—	—	—	—	697	659
Other current financial assets	296	—	—	—	36	332	332
Derivative assets	—	—	239	—	—	239	239
Trade receivables	—	—	—	—	5 549	5 549	5 549
Current interest-bearing financial investments	1 447	—	1 633	—	—	3 080	3 080
Cash and cash equivalents	4 176	—	1 291	—	—	5 467	5 467
Total financial assets	**6 799**	**5**	**3 254**	**823**	**5 612**	**16 493**	**16 455**
Long-term interest-bearing liabilities	4 249	—	—	—	—	4 249	4 230
Other long-term financial liabilities	—	—	—	48	—	48	48
Short-term interest-bearing liabilities	228	—	—	—	—	228	228
Other short-term financial liabilities	75	—	—	502	—	577	577
Derivative liabilities	—	—	496	—	—	496	496
Discounts without performance obligations	539	—	—	—	—	539	539
Trade payables	4 730	—	—	—	—	4 730	4 730
Total financial liabilities	**9 821**	**—**	**496**	**550**	**—**	**10 867**	**10 848**

[1]No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

19 October 2023 25

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at 31 December 2022	**823**	**(550)**
Net (losses)/gains in income statement	(29)	28
Additions	34	—
Deductions	(7)	19
Other movements	1	1
Balance at 30 September 2023	**822**	**(502)**

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net loss of EUR 3 million related to level 3 financial instruments held at 30 September 2023 was included in the profit and loss during 2023 (net gain of EUR 23 million related to level 3 financial instruments held at 31 December 2022 during 2022).

7. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 September 2023	30 September 2022	31 December 2022
Nokia Corporation	2.00% Senior Notes[1]	EUR	378	March 2024	371	740	736
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[2]	EUR	167	May 2025	167	250	250
Nokia Corporation	2.375% Senior Notes[1]	EUR	292	May 2025	284	483	478
Nokia Corporation	2.00% Senior Notes[1]	EUR	630	March 2026	598	723	716
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	433	471	436
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	70	76	70
Nokia Corporation	3.125% Senior Notes	EUR	500	May 2028	458	461	457
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	195	213	194
Nokia Corporation	4.375% Sustainability-linked Senior Notes[3]	EUR	500	August 2031	479	—	—
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	445	514	478
Nokia Corporation and various subsidiaries	Other liabilities				137	165	162
Total					**4 137**	**4 596**	**4 477**

[1]In February 2023 Nokia purchased in a tender offer EUR 372 million (49.66% of the nominal amount) of the notes due 15 March 2024, EUR 208 million (41.57% of the nominal amount) of the notes due 15 May 2025 and EUR 120 million (15.96% of the nominal amount) of the notes due 11 March 2026.
[2]The remaining loan from the Nordic Investment Bank (NIB) is repayable in two equal annual installments in 2024 and 2025.
[3]In February 2023 Nokia issued EUR 500 million 4.375% sustainability-linked Notes due August 2031 under its 5 billion Euro Medium Term Note Programme.

Significant credit facilities and funding programs

				Utilized (million)		
Financing arrangement	Committed/ uncommitted	Currency	Nominal (million)	30 September 2023	30 September 2022	31 December 2022
Revolving Credit Facility[1]	Committed	EUR	1 500	—	—	—
Finnish Commercial Paper Programme	Uncommitted	EUR	750	—	—	—
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	—	—	—
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5000	2 300	2 500	2 500

[1]The sustainability-linked facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.
[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

19 October 2023 26

8. PROVISIONS

EUR million	Restructuring	Warranty	Litigation and Environmental	Project losses	Other[1]	Total
At 1 January 2023	**193**	**221**	**253**	**207**	**561**	**1 435**
Charged to income statement						
Additions	*164*	*130*	*44*	*4*	*164*	*506*
Reversals	*—*	*(37)*	*(11)*	*—*	*(154)*	*(202)*
Total charged to income statement	164	93	33	4	10	304
Utilized during period[2]	(183)	(108)	(21)	(99)	(76)	(487)
Translation differences and other	1	—	(1)	—	3	3
At 30 September 2023	**175**	**206**	**264**	**112**	**498**	**1 255**
Non-current	**67**	**20**	**161**	**93**	**224**	**565**
Current	**108**	**187**	**103**	**19**	**274**	**690**

[1]Other provisions include provisions for various obligations such as costs associated with exiting the Russian market, indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.
[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 54 million remained in accrued expenses at 30 September 2023.

9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 September 2023	30 September 2022	31 December 2022
Contingent liabilities on behalf of Group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 460	1 311	1 238
Non-commercial guarantees	584	506	538
Corporate guarantees			
Commercial guarantees	315	490	504
Non-commercial guarantees	32	32	32
Financing commitments			
Customer finance commitments	15	28	26
Venture fund commitments	401	482	433

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2022:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND (fair, reasonable and non-discriminatory terms) and antitrust claims against Nokia and others. The antitrust claims were dismissed with prejudice. In 2022, this decision became final after Continental lost on appeal and reconsideration requests. Continental also brought breach of contract and FRAND-related claims against Nokia in 2021. In the beginning of 2023, Nokia's motion to dismiss was granted in part and denied in part, and the action is proceeding on the remaining claims at this time.

Oppo

In 2021, Nokia commenced patent infringement proceedings against Oppo, OnePlus and Realme in several countries in Asia and Europe. Across these actions, more than 30 patents are in suit, covering a mix of cellular standards and technologies such as connectivity, user interface and security. Oppo responded by filing invalidation actions against certain Nokia patents, a number of patent infringement actions against Nokia equipment in Germany, China and Finland and actions in China against Nokia relating to standard essential patent licensing issues. Nokia filed an additional case in Brazil and obtained a preliminary injunction. Nokia has had multiple patents confirmed as valid and infringed including in Germany, the Netherlands and the UK.

Vivo

In 2022, Nokia commenced patent infringement proceedings against Vivo in Germany and several countries in Asia. Vivo responded by filing a number of patent infringement actions against Nokia equipment in Germany and China. They also filed an action in China against Nokia relating to standard essential patent licensing issues. Nokia has had patents confirmed as infringed in Germany.

19 October 2023 27

Performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The below tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash flows from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of other non-current financial investments + proceeds from sale of other non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible and intangible assets, as well as non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

19 October 2023 28

Comparable to reported reconciliation

Q3'23 EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(3 028)**	**(1 037)**	**(605)**	**112**	**424**	**4**	**(44)**	**(85)**	**299**
Amortization of acquired intangible assets	—	(12)	(75)	—	**(87)**	—	—	20	**(67)**
Restructuring and associated charges	(28)	(32)	(31)	(4)	**(95)**	—	—	19	**(76)**
Divestment of businesses	(1)	—	—	(1)	**(1)**	—	—	—	**(1)**
Impairment and write-off of assets, net of reversals	—	—	—	—	**—**	(28)	—	—	**(28)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	7	—	**7**
Items affecting comparability	(28)	(44)	(105)	(5)	**(183)**	(28)	7	39	**(166)**
Reported	**(3 056)**	**(1 081)**	**(710)**	**107**	**241**	**(25)**	**(37)**	**(46)**	**133**

Q3'22 EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(3 719)**	**(1 139)**	**(674)**	**(51)**	**658**	**(20)**	**29**	**(116)**	**551**
Amortization of acquired intangible assets	—	(14)	(91)	—	**(105)**	—	—	23	**(82)**
Impairment and write-off of assets, net of reversals	(8)	(10)	(1)	—	**(18)**	—	—	—	**(18)**
Restructuring and associated charges	(9)	(2)	(6)	—	**(17)**	—	—	—	**(17)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	3	—	**3**
Release of cumulative exchange differences related to abandonment of foreign operations	—	—	—	—	**—**		(20)	—	**(20)**
Items affecting comparability	(17)	(26)	(97)	—	**(141)**	—	(17)	23	**(135)**
Reported	**(3 736)**	**(1 165)**	**(771)**	**(52)**	**518**	**(20)**	**12**	**(93)**	**417**

19 October 2023

29

Q1-Q3'23

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(10 174)**	**(3 156)**	**(1 864)**	**172**	**1 529**	**(15)**	**(105)**	**(355)**	**1 055**
Amortization of acquired intangible assets	—	(38)	(225)	—	**(263)**	—	—	62	**(201)**
Restructuring and associated charges	(75)	(42)	(53)	(5)	**(175)**	—	—	32	**(143)**
Costs associated with country exit	—	—	—	48	**48**	—	—	(10)	**39**
Divestment of businesses	(1)	—	—	21	**21**	—	(11)	(6)	**4**
Change in provisions related to past acquisitions	—	—	—	(20)	**(20)**	—	—	4	**(16)**
Impairment and write-off of assets, net of reversals	—	—	—	—	**1**	(28)	—	—	**(28)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	5	—	**5**
Items Affecting comparability	(76)	(79)	(278)	45	**(388)**	(28)	(6)	82	(341)
Reported	**(10 250)**	**(3 235)**	**(2 142)**	**217**	**1 141**	**(43)**	**(111)**	**(273)**	**714**

Q1-Q3'22

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(10 377)**	**(3 261)**	**(1 878)**	**8**	**1 955**	**(52)**	**(38)**	**(312)**	**1 552**
Amortization of acquired intangible assets	—	(42)	(263)	—	**(305)**	—	—	66	**(239)**
Costs associated with country exit	—	—	—	(104)	**(104)**	—	—	—	**(104)**
Restructuring and associated charges	(44)	(19)	(33)	(1)	**(97)**	—	—	—	**(97)**
Impairment and write-off of assets, net of reversals	(6)	(7)	—	—	**(13)**	—	—	—	**(13)**
Loss allowance on customer financing loan	—	—	—	—	**—**	—	(29)	—	**(29)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	10	—	**10**
Release of cumulative exchange differences related to abandonment of foreign operations	—	—	—	—	**—**	—	(20)	—	**(20)**
Items affecting comparability	(49)	(67)	(297)	(106)	**(519)**	—	(39)	66	**(492)**
Reported	**(10 426)**	**(3 328)**	**(2 174)**	**(97)**	**1 436**	**(52)**	**(78)**	**(245)**	**1 061**

Net cash and interest-bearing financial investments

EUR million	30 September 2023	30 June 2023	31 March 2023	31 December 2022	30 September 2022
Non-current interest-bearing financial investments	794	865	898	697	715
Current interest-bearing financial investments	1 698	1 860	2 889	3 080	3 340
Cash and cash equivalents	4 605	5 106	4 827	5 467	5 196
Total cash and interest-bearing financial investments	7 097	7 831	8 614	9 244	9 251
Long-term interest-bearing liabilities[1]	3 562	3 584	3 704	4 249	4 364
Short-term interest-bearing liabilities[1]	575	587	606	228	232
Total interest-bearing liabilities	4 137	4 171	4 310	4 477	4 596
Net cash and interest-bearing financial investments	**2 960**	**3 660**	**4 304**	**4 767**	**4 655**

[1]Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q3'23	Q3'22	Q1-Q3'23	Q1-Q3'22
Net cash flows from operating activities	(303)	391	(553)	907
Purchase of property, plant and equipment and intangible assets	(144)	(116)	(503)	(406)
Proceeds from sale of property, plant and equipment and intangible assets	45	—	143	33
Purchase of other non-current financial investments	(16)	(26)	(57)	(102)
Proceeds from sale of other non-current financial investments	6	17	31	44
Free cash flow	**(412)**	**266**	**(939)**	**476**

19 October 2023 30

Comparable return on invested capital (ROIC)

Q3'23

EUR million	Rolling four quarters	Q3'23	Q2'23	Q1'23	Q4'22
Comparable operating profit	2 683	424	626	479	1 154
Comparable profit before tax	2 604	384	562	464	1 194
Comparable income tax expense	(620)	(85)	(148)	(122)	(265)
Comparable operating profit after tax	**2 042**	**330**	**461**	**353**	**898**

EUR million	Average	30 September 2023	30 June 2023	31 March 2023	31 December 2022	30 September 2022
Total equity	21 045	21 351	21 276	21 375	21 426	19 797
Total interest-bearing liabilities	4 338	4 137	4 171	4 310	4 477	4 596
Total cash and interest-bearing financial investments	8 407	7 097	7 831	8 614	9 244	9 251
Invested capital	**16 976**	**18 391**	**17 616**	**17 071**	**16 659**	**15 142**

Comparable ROIC	**12.0%**

Q2'23

EUR million	Rolling four quarters	Q2'23	Q1'23	Q4'22	Q3'22
Comparable operating profit	2 917	626	479	1 154	658
Comparable profit before tax	2 887	562	464	1 194	667
Comparable income tax expense	(651)	(148)	(122)	(265)	(116)
Comparable operating profit after tax	**2 256**	**461**	**353**	**898**	**544**

EUR million	Average	30 June 2023	31 March 2023	31 December 2022	30 September 2022	30 June 2022
Total equity	20 580	21 276	21 375	21 426	19 797	19 026
Total interest-bearing liabilities	4 438	4 171	4 310	4 477	4 596	4 637
Total cash and interest-bearing financial investments	8 825	7 831	8 614	9 244	9 251	9 183
Invested capital	**16 193**	**17 616**	**17 071**	**16 659**	**15 142**	**14 480**

Comparable ROIC	**13.9%**

Q3'22

EUR million	Rolling four quarters	Q3'22	Q2'22	Q1'22	Q4'21
Comparable operating profit	2 863	658	714	583	908
Comparable profit before tax	2 755	667	681	516	891
Comparable income tax expense	(471)	(116)	(95)	(101)	(159)
Comparable operating profit after tax	**2 374**	**544**	**614**	**469**	**746**

EUR million	Average	30 September 2022	30 June 2022	31 March 2022	31 December 2021	30 September 2021
Total equity	18 152	19 797	19 026	18 083	17 462	16 392
Total interest-bearing liabilities	4 716	4 596	4 637	4 615	4 653	5 080
Total cash and interest-bearing financial investments	9 320	9 251	9 183	9 519	9 268	9 381
Invested capital	**13 548**	**15 143**	**14 480**	**13 179**	**12 847**	**12 091**

Comparable ROIC	**17.5%**

19 October 2023

31

This financial report was approved by the Board of Directors on 19 October 2023. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its fourth quarter and full year 2023 results on 25 January 2024. 19 October 2023 32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2023		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer